Filed by Magnum Coal Company Pursuant to Rule 425
Under the Securities Act of 1933
And Deemed Filed Pursuant to
Rule 14a-6 Under the Securities Exchange Act of 1934

Subject Company: Patriot Coal Corporation
Commission File No. of Subject Company: 001-33466

The following letter was distributed by Magnum Coal Company on June 19, 2008.

Magnum Coal Company 500 Lee Street, East Suite 900 Charleston, WV 25301 Phone: (304) 380-0200 Fax: (304) 380-0212

June 19, 2008

To:  All Magnum Employees

Since the April 2nd announcement of the proposed acquisition of Magnum Coal Company by Patriot Coal Corporation, several milestones have been reached and we are currently moving toward a targeted closing date sometime during the last half of July.  Significant accomplishments since the April 2nd announcement include:

-	Approval from all the government agencies and regulatory authorities required for transactions of this size and nature
-	Patriot successfully raised approximately $200 million of convertible debt for the primary purpose of paying off the Magnum debt upon closing of the transaction
-
A special Patriot shareholder meeting has been set for July 22nd to approve the issuance of Patriot common stock to Magnum’s shareholders; this is the final approval required prior to closing the transaction

During this interim period a team of employees from both companies has been assembled to organize and work toward the successful integration of the two companies.  Functional leaders from operations, safety, engineering, purchasing, sales, human resources, information technology, finance, communications, legal and corporate development are all working diligently to develop a plan to merge our two companies in a timely, efficient, and effective manner once the transaction is closed.  I would ask each of you to provide whatever cooperation might be required of you or your functional area to support the integration process in the coming weeks.  While we continue to operate as separate companies until close, initiation of this integration process will contribute to our success as a combined company.

Patriot management has been very proactive in understanding Magnum, its business and most importantly its employees.  It is clear that we share the same philosophy, namely that the resources of a company define its success. Both Patriot and Magnum recognize that our employees are key resources and are essential to our success going forward.

I remain very excited about the prospects for the combination of Patriot and Magnum and ask that each of you bring the same commitment and passion to achieve the successful integration of these two organizations as you bring to Magnum on a daily basis.

Sincerely,

Paul Vining
Chief Executive Officer

Important Information for Stockholders

Patriot Coal Corporation (the “Company”) has filed Amendment No. 2 to its Registration Statement on Form S-4 (the “Registration Statement”) with the Securities and Exchange Commission (the “SEC”) in connection with the proposed issuance of Company common stock in the transaction with Magnum Coal Company (“Magnum”) that includes a definitive proxy statement/prospectus.  Investors and stockholders are urged to read the definitive proxy statement/prospectus and any other relevant documents filed with the SEC because they will contain important information about the proposed issuance.  Investors and stockholders may obtain these documents free of charge at the website maintained by the SEC at www.sec.gov.  In addition, documents filed with the SEC by the Company are available free of charge by contacting investor relations by phone at 314-275-3680, in writing to Janine A. Orf, Director of Investor Relations, or by email to jorf@patriotcoal.com.

This communication shall not constitute an offer to sell or the solicitation of an offer to buy securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction.

The Company, Magnum and certain of their respective directors, executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies from the stockholders of the Company in connection with the proposed issuance.  Information about the Company’s directors and executive officers is set forth in the Company’s Annual Report on Form 10-K for the year ended December 31, 2007 filed with the SEC on March 14, 2008 and in the proxy statement for the Company’s 2008 annual meeting of stockholders filed by the Company with the SEC on April 7, 2008.  Additional information regarding the potential participants in the proxy solicitation and information regarding the interests of such potential participants is included in the definitive proxy statement/prospectus and the other relevant documents filed with the SEC.

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